Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2014	Year Ended Dec. 31
		2013	2012	2011	2010	2009
Earnings, as defined:
Pretax income from operations	$38,158	$95,877	$79,509	$84,620	$68,861	$72,981
Add: Fixed charges	6,993	28,325	25,215	24,628	24,897	25,102
Total earnings, as defined	$45,151	$124,202	$104,724	$109,248	$93,758	$98,083
Fixed charges, as defined:
Interest charges	$6,867	$27,797	$24,799	$24,168	$24,517	$24,782
Interest component of leases	126	528	416	460	380	320
Total fixed charges, as defined	$6,993	$28,325	$25,215	$24,628	$24,897	$25,102
Ratio of earnings to fixed charges	6.5	4.4	4.2	4.4	3.8	3.9